Knightsbridge Shipping Limited
HIGHLIGHTS
•	Knightsbridge reports a net loss of $6.2 million and a loss per share of $0.11 for the third quarter of 2014.
•	Knightsbridge reports EBITDA of $1.2 million and EBITDA per share of $0.02 for the third quarter of 2014.
•	Knightsbridge announces a cash distribution of $0.05 per share for the third quarter of 2014.
•	Knightsbridge completes the purchase of 13 Capesize newbuilding contracts from Frontline 2012 Ltd
•	Knightsbridge took delivery of KSL Sydney, KSL Salvador, and KSL Santiago in the third quarter.
•	Knightsbridge took delivery of KSL San Francisco and KSL Santos at the end of October.
•	Knightsbridge received $3.3 million as partial settlement for a claim for damages and unpaid charter hire in October 2014.
THIRD QUARTER 2014 AND NINE MONTHS RESULTS
The Company reports a net loss of $6.2 million and a loss per share of $0.11 for the third quarter compared with net income of $6.3 million and earnings per share of $0.14 for the preceding quarter.  Net income in the second quarter includes a receipt of $3.3 million as partial settlements for a claim for damages and unpaid charter hire.  Net income in the second quarter also includes a receipt of $2.6 million upon the early termination of the time charter of the Belgravia.  The net loss in the third quarter includes dry docking costs of $2.0 million in connection with the Belgravia and the Golden Future.  The Company received $3.3 million as partial settlement for a claim for damages and unpaid charter hire in October 2014 and this will be recorded as income in the fourth quarter.  The average daily time charter equivalent ("TCE") earned by the Capesize vessels in the third quarter was $10,200 compared with $15,000 in the preceding quarter.  In November 2014, the Company estimates an approximately average cash cost breakeven rate for the remainder of 2014 on a TCE basis for its Capesize vessels of $13,000 per vessel per day.
Cash and cash equivalents increased by $78.1 million in the third quarter.  The Company generated cash from operating activities of $6.8 million, paid $120.5 million in respect of its newbuilding program, received $25.1 million in connection with the purchase of 13 SPCs from Frontline 2012 Ltd (“Frontline 2012”), paid $9.8 million to shareholders and borrowed $176.5 million from the banks (net of fees paid).
For the nine months ended September 30, 2014, the Company reports net income of $10.8 million and earnings per share of $0.25 compared with a net loss of $6.9 million and a loss per share of $0.28 in the nine months ended September 30, 2013.  The net income in the nine months ended September 30, 2014 includes aggregate receipts of $13.2 million as partial settlements for claims for damages and unpaid charter hire and a receipt of $2.6 million upon the early termination of the time charter of the Belgravia The net loss in the nine months ended September 30, 2013 includes a net loss from discontinued operations of $7.0 million.  The average daily TCE earned by the Capesize vessels in the nine months ended September 30, 2014 is $15,500 compared with $18,600 in the nine months ended September 30, 2013.

FLEET DEVELOPMENT
In April 2014, the Company agreed to acquire 25 SPCs from Frontline 2012, each owning a fuel efficient Capesize dry bulk newbuilding.  In September 2014, the Company acquired 13 of these SPCs and one of these Capesize newbuildings, KSL Santiago, was delivered from the yard on September 22 and commenced trading in the spot market.  The final installment of $37.6 million was paid at this time.  On October 30, 2014, two of these Capesize newbuildings, KSL San Francisco and KSL Santos, were delivered from the yard and commenced trading in the spot market.  The final installments of $36.5 million and $37.6 million, respectively, were paid at this time.  The consideration for the 13 SPCs was settled by the issuance of 31.0 million shares and the assumption of newbuilding commitments of $490 million in respect of these newbuilding contracts, net of cash of $25.1 million that was acquired on the purchase of the 13 SPCs.  No other working capital balances were acquired.  The Company has available undrawn loan facilities of $180.0 million in respect of these commitments and expects to finance the balance with cash on hand, operating cash flow and bank debt that it intends to arrange.  The Company has agreed to acquire the remaining 12 SPCs in March 2015 and issue 31.0 million shares as consideration.  The Company expects to assume net newbuilding commitments of $404.0 million in respect of these newbuilding contracts with expected payment of $163.3 million in 2015 and $240.7 million in 2016.  The Company has no available loan facilities in respect of these commitments and expects to finance them with cash on hand, operating cash flow and bank debt that it intends to arrange.  If further financing is not available when these capital commitments are due, the Company may be unable to meet such obligations and finance its other and future obligations.
On July 30 and September 22, 2014 the fourth, fifth and final of the 180,000 dwt bulk carrier newbuildings purchased from Frontline 2012 in April 2014, KSL Sydney and KSL Salvador, respectively, were delivered from the yard and commenced trading in the spot market.
CORPORATE
On October 7, 2014, the Company and Golden Ocean Group Limited (OSE: GOGL) ("Golden Ocean") entered into an agreement and plan of merger (the "Merger Agreement"), pursuant to which the two companies have agreed to merge, with the Company as the surviving legal entity (the "Combined Company").  The Combined Company will be renamed Golden Ocean Group Limited upon completion of the merger.  As a result of the expected merger, the Combined Company is expected to become one of the world's leading dry bulk companies with a modern fleet of 72 vessels, of which 36 are newbuildings under construction as of September 30, 2014.  The merger is subject to approval by the shareholders of Golden Ocean and the Company in separate special general meetings expected to be held in December 2014 or January 2015 and the merger is expected to close shortly thereafter.  Completion of the merger is also subject to the execution of certain definitive documents, customary closing conditions and regulatory approvals.
Knightsbridge’s ordinary shares are currently listed for trading on the NASDAQ Global Select Market (“NASDAQ”), and Golden Ocean’s ordinary shares are currently listed for trading on the Oslo Stock Exchange (the "OSE") and the Singapore Stock Exchange.  In accordance with the Merger Agreement, the Combined Company will apply for a secondary listing of its ordinary shares on the OSE, and expects that after the merger its ordinary shares will be listed for trading on both NASDAQ and the OSE.

Shareholders in Golden Ocean at the time the merger is completed will receive shares in the Company as merger consideration.  Pursuant to the Merger Agreement, one share in Golden Ocean will give the right to receive 0.13749 shares in the Company, and the Company will issue a total of 61.5 million shares to shareholders in Golden Ocean as merger consideration.
Knightsbridge has filed a Registration Statement on Form F-4 with the Securities and Exchange Commission (“SEC”) on November 17, 2014, and once this is declared effective by the SEC, Knightsbridge and Golden Ocean expect to call special general meetings to request approval of the merger.  The merger is expected to close in the first quarter of 2015.
80,121,550 ordinary shares were outstanding as of September 30, 2014, and the weighted average number of shares outstanding for the quarter was 54,175,898.
The Board has decided to declare a cash distribution of $0.05 per share.  The record date is December 3, 2014, the ex dividend date is December 1, 2014 and the cash distribution will be paid on or around December 10, 2014.
THE DRY BULK MARKET
For the second quarter in a row, the dry bulk market surprised on the downside.  At the start of the quarter, many analysts still believed in a recovery in second half of 2014.  During the quarter, the utilization of the dry bulk fleet fell and there was a change in the sentiment resulting in weaker forward curves across the board.  In the third quarter of 2014, Capesize vessels earned on average $12,635 per day compared to $11,900 per day the previous quarter and $18,970 in third quarter of 2013.
Chinese steel production in the third quarter of 2014 was approximately four million mt. lower than in the previous quarter, but still four million mt. higher compared to third quarter of 2013, representing a modest growth of 2.5 percent.  In spite of lower steel production than consensus forecast, iron ore imports continued their strong growth.  On the back of strong supply growth from the major international mining companies, iron ore prices fell significantly during the quarter.  This supports use of high quality imported iron ore compared to domestic sourcing for Chinese steel makers.  With recent strong import numbers it is likely that China will import close to 950 million mt. of iron ore in 2014, which represents a growth of 100 million mt. compared to 2013.
Approximately 11.8 million dwt of new dry bulk capacity was delivered during third quarter of 2014, compared to 11 million dwt in the second quarter.  Scrapping has been fairly stable in the first three quarters of 2014.  Approximately 12 million dwt was removed from the tonnage list by the end of September, fairly evenly spread out over each quarter.  If deliveries and scrapping continue at the same pace throughout the rest of the year, net fleet growth should end up at five percent.
Iron ore has indeed supported demand and supply of new vessels has been in line with expectations, so what has gone wrong so far, compared to the majority of rate estimates made by analysts at the beginning of the year?

The largest negative surprise has come from the coal sector with much lower coal imports to China than expected.  Met coal into China declined by 35 percent during the third quarter of 2014 compared to the same quarter in 2013, which on an annualized basis is only 40 million mt.  Steam coal into China declined by 24 percent in the third quarter on a year-on-year basis to an annualized level of 155 million mt.  In all, coal imports to China fell to an annualized level of under 200 million mt.  In spite of a promising start to the year it looks like China will end up with total coal imports of approximately 275 million mt. in 2014 against 310 million mt. in 2013.  This is against a forecasted growth of 7.5 percent at the beginning of the year.
Recently, prices of international coal have generally fallen below the cash costs of Chinese producers, of which a majority are reportedly experiencing losses.  Demand for coal in China has slowed down this year, as China’s electricity production has flattened out to about 5 percent growth and other energy sources have substituted for coal, most notably hydroelectric power.
In an effort to shore up the domestic mining industry, China has introduced a set of policy measures that are intended to make coal imports more costly.  The Chinese policy makers seem to be willing to retain as much as possible of domestic production in the energy mix.  Branded as an environmental policy, new criteria on ash and sulphur content have been set for coal being used, sold and imported.  Having said that, a cold and dry winter in China will have a negative impact on hydro power capacity.  This could force Chinese utilities to import more coal.
The downward pressure on asset prices continued during third quarter.  Capesizes were still holding better up than the smaller segments and according to sale and purchase brokers modern vessels (maximum 5 years old) were priced three percent lower by the end of September compared to end of June 2014.
Yards of good quality seem to be reluctant to reduce prices in spite of lower ordering activity.  The reasons are that their order books are still decent and their margins are thin.
OUTLOOK
The Board of Directors is satisfied with the merger agreement entered into with Golden Ocean.  The main focus for the management is now related to the implementation process, and the Board and management are dedicated to conclude the process of creating one of the world’s leading dry bulk companies.  After completion of the merger the Combined Company will be in a position to look for further consolidation opportunities in the dry bulk market.
The spot market has improved in the fourth quarter relative to the third quarter, however long term coverage has not been offered at attractive earnings so far.  As a consequence a vast majority of the fleet remains exposed to spot earnings.  The Combined Company will consider taking cover for a part of the fleet when the market improves and such charters offer an attractive return on the investment.
The Company and Golden Ocean are discussing financing of most of the remaining newbuildings in the Combined Company.  Several lending banks are showing strong interest.  A financing with low margins and long repayment profile is expected.  Together with low operating cost and G&A, this financing should secure attractive cash break even rates for Knightsbridge and the Combined Company going forward.

FORWARD LOOKING STATEMENTS
The statements contained in this presentation that are not purely historical are forward-looking statements.  The forward-looking statements include, but are not limited to, statements regarding the expectations, hopes, beliefs, intentions or strategies regarding the future of Knightsbridge Shipping Ltd. (“Knightsbridge”), Golden Ocean Group Limited (“Golden Ocean”) and the shipping market in general.  In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.  The words “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intend”, “may”, “might”, “plan”, “possible”, “potential”, “predict”, “project”, “forecast”, “should”, “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.  Forward-looking statements in this presentation may include, for example, statements about: the shipping markets, sources of and demand for drybulk and other shipping cargo, and the performance of the shipping markets and the Chinese and global economy.
The forward-looking statements contained in this presentation are based on the current expectations and beliefs of Knightsbridge concerning future developments and their potential effects on Knightsbridge, Golden Ocean, the shipping markets and factors affecting supply and demand for drybulk and other shipping cargo, including, among other things, the expected merger between Golden Ocean and Knightsbridge.  All statements and information in this presentation relating to the merger and the resulting combined company are based on the anticipated effectuation of the merger, which is subject to certain conditions precedent.  There can be no assurance that future developments affecting any of them will be those that have been anticipated.  These forward-looking statements involve a number of risks, uncertainties (many of which are beyond Golden Ocean’s or Knightsbridge’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.  Should one or more of these risks or uncertainties materialize, or should any of Knightsbridge’s assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.  Neither Knightsbridge nor Golden Ocean undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.
Important Information For Investors And Shareholders
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed transaction between Golden Ocean Group Limited (“Golden Ocean”) and Knightsbridge Shipping Limited (“Knightsbridge”), Knightsbridge will file relevant materials with the Securities and Exchange Commission (the “SEC”), including a registration statement of Knightsbridge on Form F-4 that will include a joint proxy statement of Golden Ocean and Knightsbridge that also constitutes a prospectus of Knightsbridge, and the joint proxy statement/prospectus will be mailed to shareholders of Golden Ocean and Knightsbridge.  INVESTORS AND SECURITY HOLDERS OF GOLDEN OCEAN AND KNIGHTSBRIDGE ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with or furnished to the SEC by Knightsbridge through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with or furnished to the SEC by Knightsbridge will be available free of charge on Knightsbridge’s website at http://www.knightsbridgeshipping.com.  Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with or furnished to the SEC when they become available.

The Board of Directors
Knightsbridge Shipping Limited
Hamilton, Bermuda
November 20, 2014
Questions should be directed to:
Contact:	Ola Lorentzon:	Chairman, Knightsbridge Shipping Limited
+ 46 703 998886

	Inger M. Klemp:	Chief Financial Officer, Knightsbridge Shipping Limited
+47 23 11 40 76

KNIGHTSBRIDGE SHIPPING LIMITED
 THIRD QUARTER REPORT (UNAUDITED)
2013 July-Sept	2014 July-Sept	INCOME STATEMENT (in thousands of $)	2014 Jan-Sept	2013 Jan-Sept	2013 Jan-Dec

9,950	19,336	Operating revenues	60,034	24,079	37,546

		Operating expenses
2,232	11,257	Voyage expenses	18,499	3,884	6,809
2,022	6,598	Ship operating expenses	12,955	5,854	7,897
1,014	533	Administrative expenses	3,012	3,426	4,937
2,792	5,574	Depreciation	11,966	8,286	11,079
8,060	23,962	Total operating expenses	46,432	21,453	30,722

1,890	(4,626)	Net operating income (loss)	13,602	2,626	6,824

		Other income (expenses)
6	3	Interest income	13	35	41
(682)	(1,268)	Interest expense	(2,023)	(2,235)	(2,827)
(113)	(246)	Other financial items	(501)	(379)	(508)
(789)	(1,511)	Total other expenses	(2,511)	(2,579)	(3,294)

1,101	(6,137)	Net income (loss) from continuing operations	11,091	47	3,530

(93)	(30)	Net loss from discontinued operations	(258)	(6,914)	(7,433)

1,008	(6,167)	Net income (loss)	10,833	(6,914)	(3,903)

0.04	(0.11)	Basic earnings (loss) per share from continuing operations ($)	0.26	0.002	0.14
(0.004)	–	Basic loss per share from discontinued operations ($)	(0.01)	(0.28)	(0.29)
0.04	(0.11)	Basic earnings (loss) per share ($)	0.25	(0.28)	(0.15)
$21,000	$10,200	Income on time charter basis ($ per day per vessel)* Capesize	$15,500	$18,600	$21,100
		*Calendar days less off-hire after deduction of broker commission

Note:  EBITDA from continuing operations is defined as earnings from continuing operations before interest, taxes, depreciation and amortization of deferred charges.  EBITDA from continuing operations in Q3 is calculated as $1,168,000 based on net loss from continuing operations ($6,137,000), depreciation ($5,574,000), net interest expense ($1,265,000) and amortization of deferred charges ($466,000).

KNIGHTSBRIDGE SHIPPING LIMITED
 THIRD QUARTER REPORT (UNAUDITED)
BALANCE SHEET (in thousands of $)	2014 Sept 30	2013 Sept 30	2013 Dec 31

ASSETS
Short term
Cash and cash equivalents	96,182	57,340	98,250
Other current assets	16,887	7,462	6,491
Long term
Restricted cash	15,000	15,000	15,000
Vessels, net	727,860	265,540	262,747
Newbuildings	345,704	15,590	26,706
Deferred charges	3,752	782	664

Total assets	1,205,385	361,714	409,858

LIABILITIES AND EQUITY
Short term
Current portion of long-term debt	14,209	–	–
Other current liabilities	16,895	8,234	7,417
Long term
Long-term debt	290,791	95,000	95,000

Equity	883,490	258,480	307,441

Total liabilities and equity	1,205,385	361,714	409,858

KNIGHTSBRIDGE SHIPPING LIMITED
 THIRD QUARTER REPORT (UNAUDITED)
2013 July-Sept	2014 July-Sept	STATEMENT OF CASHFLOWS (in thousands of $)	2014 Jan-Sept	2013 Jan-Sept	2013 Jan-Dec

		OPERATING ACTIVITIES

1,008	(6,167)	Net income (loss)	10,833	(6,914)	(3,903)
		Adjustments to reconcile net income (loss) to net cash provided by operating activities;
2,910	5,793	Depreciation and amortization	12,431	8,726	11,637
(223)	–	Net gain on sale of vessels	–	(254)	(254)
–	–	Impairment loss on vessels	–	5,342	5,342
230	(312)	Restricted stock unit expense	615	772	919
–	–	Provision for doubtful accounts	–	–	226
(281)	7,383	Change in operating assets and liabilities	(1,388)	(1,549)	(1,654)

3,644	6,697	Net cash provided by operating activities	22,491	6,123	12,313

		INVESTING ACTIVITIES
(247)	(120,532)	Additions to newbuildings	(250,498)	(15,590)	(26,706)
–	–	Purchase of vessel	(24,085)	–	–
223	–	Proceeds from the sale of assets	–	17,075	17,075
–	25,148	Cash acquired on purchase of SPCs	68,560	–	–

(24)	(95,384)	Net cash (used in) provided by investing activities	(206,023)	1,485	(9,631)

		FINANCING ACTIVITIES
–	–	Repayment of long-term debt	–	(16,678)	(16,678)
–	180,000	Proceeds from long term debt	210,000	–	–
–	(3,437)	Debt fees paid	(3,555)	–	–
–	–	Net proceeds from share issuance	–	–	51,167
(4,283)	(9,824)	Distributions to shareholders	(24,981)	(12,849)	(18,180)
(4,283)	166,739	Net cash provided by (used in) financing activities	181,464	(29,527)	16,309

(663)	75,052	Net change in cash and cash equivalents	(2,068)	(21,919)	18,991
58,003	18,130	Cash and cash equivalents at start of period	98,250	79,259	79,259
57,340	96,182	Cash and cash equivalents at end of period	96,182	57,340	98,250

KNIGHTSBRIDGE SHIPPING LIMITED
 THIRD QUARTER REPORT (UNAUDITED)
STATEMENT OF CHANGES IN EQUITY (in thousands of $)	2014 Jan-Sept	2013 Jan-Sept	2013 Jan-Dec

NUMBER OF SHARES OUTSTANDING
Balance at beginning of period	30,472,061	24,437,000	24,437,000
Shares issued	49,649,489	35,061	6,035,061
Balance at end of period	80,121,550	24,472,061	30,472,061

SHARE CAPITAL
Balance at beginning of period	305	244	244
Shares issued	496	1	61
Balance at end of period	801	245	305

ADDITIONAL PAID IN CAPITAL
Balance at beginning of period	183,535	131,766	131,766
Shares issued	589,557	-	51,106
Restricted stock unit expense	144	548	663
Balance at end of period	773,236	132,314	183,535

CONTRIBUTED CAPITAL SURPLUS
Balance at beginning of period	131,520	149,700	149,700
Distributions to shareholders	(15,900)	(12,849)	(18,180)
Balance at end of period	115,620	136,851	131,520

RETAINED DEFICIT
Balance at beginning of period	(7,919)	(4,016)	(4,016)
Distributions to shareholders	(9,081)	–	–
Net income (loss)	10,833	(6,914)	(3,903)
Balance at end of period	(6,167)	(10,930)	(7,919)
Total Equity	883,490	258,480	307,441